Exhibit 99.1

ProQR Appoints Naveed Shams, MD, PhD as Chief Scientific Officer

•	Proven leader with deep worldwide ophthalmology experience, including multiple approvals globally

LEIDEN, Netherlands & CAMBRIDGE, Mass., October 5, 2020 -- ProQR Therapeutics N.V. (Nasdaq: PRQR) (the “Company”), a company dedicated to changing lives through the creation of transformative RNA therapies for inherited retinal diseases (IRDs), today announced the appointment of Naveed Shams, MD, PhD, as Chief Scientific Officer reporting to Daniel de Boer, Chief Executive Officer. Dr. Shams will assume responsibility for research programs and the translational medicine platform from David Rodman, MD, who is departing ProQR.

Dr. Shams brings to ProQR deep ophthalmology, scientific and research management experience, most recently serving as Senior Corporate Officer, Head of Global Research and Development and Chief Scientific Officer at Santen, a global company focused solely on ophthalmology.

“Naveed is a highly regarded leader who brings extensive experience in preclinical, translational, and clinical development of ophthalmic medicines. I am excited that he will be leading our research and early development programs in support of our mission to develop a portfolio of medicines for patients with inherited retinal diseases that currently have no treatment.” said Daniel A. de Boer, Chief Executive Officer at ProQR Therapeutics.

As Chief Scientific Officer, Dr. Shams will provide strategic direction, oversight, and execution for ProQR’s research and early development efforts. This entails driving research strategy as ProQR continues to optimize its platform, preclinical, and clinical pipeline focused on ophthalmology.

With more than 20 years of experience in global drug development, Dr. Shams has played a significant role in bringing several ophthalmology products to market, including Zaditor®/Zaditen®, Rescula®, and Lucentis®. While at Genentech, Dr. Shams helped to establish the Ophthalmology Development Group and led the development and . approval of Lucentis®. His experience spans startups and large multinational companies, including Novartis. Dr. Shams received his MD degree from Dow Medical College in Karachi, Pakistan and his PhD in Microbiology and Immunology from the University of South Carolina. He completed fellowships in cornea and external diseases at Harvard Medical School and in histocompatibility and immunogenetics at Massachusetts General Hospital. Dr. Shams is also a former faculty member at Schepens Eye Research Institute and Harvard Medical School.

“ProQR has a strong precision medicine platform for IRDs with very compelling clinical data that provides a scalable opportunity to generate a broad portfolio of innovative medicines”, said Naveed Shams, MD, PhD, “I am excited to be part of the ProQR team that is building a platform and pipeline to deliver potentially transformative RNA therapies to patients with high unmet need.”

Dr. Rodman will continue to provide strategic advisory services to ProQR during a transition period. Mr. de Boer noted, “I thank Dave for the role he has played over the last several years in our evolution to a precision medicine IRD company with multiple clinical stage programs and a deep pipeline focused on ophthalmology. We are grateful for his contributions and are pleased to continue working with him in an advisory capacity.”

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies for the treatment of genetic eye diseases such as Leber congenital amaurosis 10, Usher syndrome and autosomal dominant retinitis pigmentosa. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

*Since 2012*

FORWARD-LOOKING STATEMENTS

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ProQR Therapeutics N.V.

Investor Contact:

Sarah Kiely

ProQR Therapeutics N.V.

T: +1 617 599 6228

skiely@proqr.com

or

Hans Vitzthum

LifeSci Advisors

T: +1 617 535 7743

hans@lifesciadvisors.com

Media Contact:

Sara Zelkovic

LifeSci Public Relations

T: +1 646 876 4933

sara@lifescipublicrelations.com